Filed Pursuant to Rule 424(b)(3)
Registration No. 333-158111

GRUBB & ELLIS HEALTHCARE REIT II, INC.

SUPPLEMENT NO. 5 DATED FEBRUARY 12, 2010
TO THE PROSPECTUS DATED AUGUST 24, 2009

This document supplements, and should be read in conjunction with, our prospectus dated August 24, 2009 relating to our offering of 330,000,000 shares of our common stock, as supplemented by Supplement No. 1 dated October 29, 2009, Supplement No. 2 dated November 9, 2009, Supplement No. 3 dated December 16, 2009 and Supplement No. 4 dated January 20, 2010. Unless otherwise defined in this Supplement No. 5, capitalized terms used have the same meanings as set forth in the prospectus. The purpose of this Supplement No. 5 is to disclose:

•	the satisfaction of our minimum offering amount in Ohio and the status of our public offering;

•	our potential acquisition of Highlands Ranch Medical Pavilion in Highlands Ranch, Colorado;

•	our potential acquisition of Parkway Medical Center in Beachwood, Ohio;

•	our potential acquisition of Lacombe Medical Office Building in Lacombe, Louisiana;

•	an update to a previously disclosed potential acquisition; and

•	our process and instructions for the admission of stockholders.

Status of our Public Offering

We commenced our initial public offering of shares of our common stock on August 24, 2009. Until subscriptions aggregating at least $20,000,000 were received and accepted by us, subscription proceeds from Ohio residents were required to be placed in escrow. The conditions of our minimum offering in Ohio were satisfied on January 25, 2010, and as of such date, we were able to admit Ohio subscribers as stockholders.

As of December 31, 2009 and January 29, 2010, we had received and accepted subscriptions in our offering for 1,497,268 and 2,188,910 shares of our common stock, or approximately $14,918,000 and $21,805,000, respectively, excluding shares of our common stock issued pursuant to our distribution reinvestment plan. As of December 31, 2009 and January 29, 2010, 298,502,732 and 297,811,090 shares, respectively, remained available for sale to the public pursuant to our offering, excluding shares available pursuant to our distribution reinvestment plan. We will sell shares of our common stock in our offering until the earlier of August 24, 2011, unless extended by our board of directors for an additional year or as otherwise permitted under applicable law, or the date on which the maximum amount has been sold.

Potential Acquisitions

The following information should be read in conjunction with the discussion contained in the “Prospectus Summary — Description of Investments” section on page 6 of the prospectus and the “Investment Objectives, Strategy and Criteria — Real Estate Acquisitions” section beginning on page 80 of the prospectus:

The potential acquisition of the following properties are subject to substantial conditions to closing. Our decision to consummate each acquisition will generally depend upon:

•	the satisfaction of the conditions to the acquisition contained in the relevant agreements;

•	no material adverse change occurring relating to the property, the tenants or in the local economic conditions;

•	our receipt of sufficient net proceeds from our offering and financing proceeds to make the acquisition; and

•	our receipt of satisfactory due diligence information, including but not limited to environmental reports and lease information.

Due to the considerable conditions that must be satisfied in order to acquire each property, we cannot give any assurances that the closing of each acquisition is probable.

In evaluating each property as a potential acquisition and determining the appropriate amount of consideration to be paid for each property, we have considered a variety of factors including the overall valuation of net operating income, location, demographics, quality of tenants, length of leases, price per square foot, occupancy and the fact that the overall rental rate at this property is comparable to market rates. We believe that each property is well located, well maintained and has been professionally managed. Each property will be subject to competition from similar medical office buildings within its market area, and its economic performance could be affected by changes in local economic conditions. We have not considered any other factors materially relevant to our decision to acquire each of these properties.

Highlands Ranch Medical Pavilion in Highlands Ranch, Colorado

On January 26, 2010, we, through our subsidiary, G&E HC REIT II Highlands Ranch Medical Pavilion, LLC, entered into a purchase and sale agreement, or the Highlands agreement, with Highlands Ranch Medical Pavilion, LLC, an unaffiliated third party, for the purchase of the Highlands Ranch Medical Pavilion, located in Highlands Ranch, Colorado, or the Highlands Ranch property, for a purchase price of $8,400,000, plus closing costs.

The material terms of the Highlands agreement include: (i) a due diligence period of 30 days from the effective date of the Highlands agreement; (ii) an initial deposit of $250,000 due three business days after the effective date of the Highlands agreement, which shall be applied to the purchase price and is, except in limited circumstances, non-refundable after the end of the due diligence period; and (iii) a closing date that shall occur on the later of 30 days following the expiration of the due diligence period, or 15 days following receipt of lender approval for the loan assumption. In any event, unless extended by us pursuant to the Highlands agreement, the closing date shall occur no later than 60 days after the expiration of the due diligence period. The Highlands agreement also contains additional covenants, representations and warranties that are customary of real estate purchase and sale agreements.

Financing and Fees

We intend to finance the purchase of the property through the assumption of an existing mortgage loan on the Highlands Ranch property, which as of January 2010, has an unpaid principal balance of approximately $4,414,000 and an interest rate of 5.88% per annum, and the remaining balance through proceeds from our offering. We expect to pay our advisor and its affiliate an acquisition fee of $231,000, or 2.75% of the purchase price, in connection with the acquisition.

Description of the Property

The Highlands Ranch property is a medical office building, located on approximately 3.5 acres of land in Highlands Ranch, Colorado. Built in 1999, the Highlands Ranch property consists of approximately 37,000 square feet of gross leasable area, or GLA. As of February 2010, the Highlands Ranch property is approximately 94.0% leased and tenants include Ranch View Family Medicine, National Jewish Medical & Research Center, Arapahoe Park Pediatrics, Compass Health Systems and Medical Imaging of Colorado.

The Highlands Ranch property has a widespread service area encompassing three counties surrounding Highlands Ranch. The Highlands Ranch property faces competition from several other on and off-campus medical office buildings located throughout Douglas and Jefferson County.

We expect that Grubb and Ellis Equity Advisors, Property Management, Inc., or GEEA Property Management, a subsidiary of Grubb & Ellis Equity Advisors, LLC, the managing member of our advisor, will serve as the property manager and will provide services and receive certain fees and expense reimbursements in connection with the operation and management of the Highlands Ranch property.

We anticipate closing the acquisition of the Highlands Ranch property in the first quarter of 2010; however, we can give no assurance that the closing will occur within this timeframe, or at all.

Parkway Medical Center in Beachwood, Ohio

On January 28, 2010, we, through our subsidiary, G&E HC REIT II Parkway Medical Center, LLC, entered into a purchase and sale agreement, or the Parkway agreement, for the acquisition of Parkway Medical Center, located in Beachwood, Ohio, or the Parkway Medical property, from Parkway Medical Center, LLC, or the seller, an unaffiliated third party, for a purchase price of $10,975,000, plus closing costs.

The material terms of the Parkway agreement include: (i) a due diligence period of 30 days from the effective date of the Parkway agreement; (ii) an initial deposit of $250,000 due within three business days after the final execution of the Parkway agreement, which shall be applied to the purchase price and is, except in limited circumstances, non-refundable after the end of the due diligence period; (iii) a reservation by the seller of any oil, gas or other mineral rights appurtenant to the land; provided that seller will perform no drilling on the land, seller shall not have any rights to use the surface of the land, and seller shall be subject to a surface waiver and indemnification to be negotiated during the due diligence period; (iv) a right to terminate the Parkway agreement, in our sole discretion, at any time prior to or on the expiration of the due diligence period by providing the seller with notice and if we do not provide a notice prior to the expiration of the due diligence period, the Parkway agreement shall automatically terminate; (v) a closing date that shall occur on the later of April 8, 2010, or five business days after the required tenant improvements are completed pursuant to the Parkway agreement, unless either party otherwise agrees in writing; and (vi) certain escrow instructions and post-closing obligations regarding tenant improvements. Notwithstanding the foregoing, we may, at our sole option, designate a closing date prior to the required tenant improvements being completed by delivering written notice to the seller no later than 10 days prior to such designated closing date. The Parkway agreement also contains additional covenants, representations and warranties that are customary of real estate purchase and sale agreements.

Financing and Fees

We intend to finance the purchase of the property through proceeds from our offering. We expect to pay our advisor and its affiliate an acquisition fee of $302,000, or 2.75% of the purchase price, in connection with the acquisition. Additionally, pursuant to a separate agreement to which we are not a party, in connection with the completion of the sale of the Parkway Medical property, the seller has agreed to pay Grubb & Ellis Company, our sponsor, a customary fee as a commission for its real estate brokerage services.

Description of the Property

The Parkway Medical property consists of two medical office buildings, located on approximately 5.1 acres of land in Beachwood, Ohio. The north building was built in 1972 and consists of approximately 51,000 square feet of GLA, while the south building was built in 1987 and consists of approximately 37,000 square feet of GLA. As of February 2010, the Parkway Medical property is approximately 87.0% leased to University Hospitals and a number of small physician practices.

The Parkway Medical property has a widespread service area encompassing five counties surrounding Beachwood. The Parkway Medical property faces competition from several other on and off-campus medical office buildings located throughout Cuyahoga County.

We expect that GEEA Property Management will serve as the property manager and will provide services and receive certain fees and expense reimbursements in connection with the operation and management of the Parkway Medical property.

We anticipate closing the acquisition of the Parkway Medical property in the second quarter of 2010; however, we can give no assurance that the closing will occur within this timeframe, or at all.

Lacombe Medical Office Building in Lacombe, Louisiana

On February 8, 2010, we, through our subsidiary, G&E HC REIT II Lacombe MOB, LLC, entered into a purchase and sale agreement, or the Lacombe agreement, for the acquisition of Lacombe Medical Office Building, located in Lacombe, Louisiana, or the Lacombe property, from CC Lacombe, LLC, an unaffiliated third party, for a purchase price of $6,970,000, plus closing costs.

The material terms of the Lacombe agreement include: (i) a due diligence period from the effective date of the Lacombe agreement through February 23, 2010 unless extended as otherwise provided in the Lacombe agreement but not to exceed 45 days after the effective date; (ii) an initial deposit of $200,000 due within three business days after the effective date of the Lacombe agreement, which shall be applied to the purchase price and is, except in limited circumstances, non-refundable; (iii) a closing date of February 23, 2010, provided however, in the event that certain conditions precedent are not satisfied by February 23, 2010, we may extend the closing date to February 26, 2010; and (iv) a right to terminate the Lacombe agreement, in our sole discretion, at any time prior to or on the expiration of the due diligence period. The Lacombe agreement also contains additional covenants, representations and warranties that are customary of real estate purchase and sale agreements.

Financing and Fees

We intend to finance the purchase of the property through proceeds from our offering. We expect to pay our advisor and its affiliate an acquisition fee of $192,000, or 2.75% of the purchase price, in connection with the acquisition. Additionally, pursuant to a separate agreement to which we are not a party, in connection with the completion of the sale of the Lacombe property, the seller has agreed to pay Grubb & Ellis Company, our sponsor, a customary fee as a commission for its real estate brokerage services.

Description of the Property

The Lacombe property is a multi-tenant medical office building, located on approximately half an acre of land in Lacombe, Louisiana. Built in 2004, the Lacombe property consists of approximately 34,000 square feet of GLA. As of February, 2010, the Lacombe property is 100% leased and major tenants include the Heart and Vascular Clinic, Louisiana Heart Hospital, and Specialty Leasing, LLC.

The Lacombe property is located on the campus of Louisiana Medical Center and Heart Hospital which has been named one of the nation’s 100 Top Hospitals® for cardiovascular care by Thomson Reuters in 2008. The Lacombe property has a widespread service area encompassing much of the Greater New Orleans area and stretching into Baton Rouge, Louisiana and Slidell, Louisiana. The Lacombe property faces competition from a variety of both on and off-campus medical office buildings in the greater New Orleans area.

We expect that GEEA Property Management will serve as the property manager and will provide services and receive certain fees and expense reimbursements in connection with the operation and management of the Lacombe property.

We anticipate closing the acquisition of the Lacombe property in the first quarter of 2010; however, we can give no assurance that the closing will occur within this timeframe, or at all.

Previously Disclosed Potential Acquisition

We previously disclosed in Supplement No. 3, dated January 20, 2010, to our prospectus dated August 24, 2009, that we, through our subsidiary, G&E Healthcare REIT II Sartell MOB, LLC, entered into a Real Estate Purchase Agreement and Escrow Instructions, or the Center for Neurosurgery and Spine Agreement, on January 7, 2010, with Stingray Properties, LLC, an unaffiliated third party, or the seller, and Crystal Blue Properties, LLC, Sylvan Holdings, LLC and Dr. Samuel Elghor, also unaffiliated third parties, or collectively, the seller guarantor, and First American Title Insurance Company, or the escrow agent, for the purchase of the Center for Neurosurgery and Spine, located in Sartell, Minnesota, for a purchase price of $6,500,000, plus closing costs.

On February 8, 2010, we entered into a First Amendment to Real Estate Purchase Agreement and Escrow Instructions, or the First Amendment, to the Center for Neurosurgery and Spine Agreement, with the seller, seller guarantor and escrow agent. The First Amendment, in part, extends the due diligence period to March 1, 2010.

Admission of Stockholders and Subscription Instructions

The “How to Subscribe” section on page iv of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

Investors who meet the suitability standards described herein may subscribe for shares of our common stock as follows:

•	Review this entire prospectus and any appendices and supplements accompanying this prospectus.

•	Complete the execution copy of the Subscription Agreement. A specimen copy of the Subscription Agreement is included in this prospectus as Exhibit B.

•	Deliver your check for the full purchase price of the shares of our common stock being subscribed for, along with a completed, executed Subscription Agreement to your participating broker-dealer.

•	Make your checks payable to “Grubb & Ellis Healthcare REIT II, Inc.”

By executing the Subscription Agreement and paying the total purchase price for the shares of our common stock subscribed for, each investor attests that he or she meets the minimum income and net worth standards we have established.

Subscriptions will be effective only upon our acceptance, and we reserve the right to reject any subscription, in whole or in part. An approved custodian or trustee must process and forward to us subscriptions made through IRAs, Keogh plans, 401(k) plans and other tax-deferred plans. See the “Suitability Standards” and “Plan of Distribution — Subscription Process” sections of this prospectus for additional details on how you can subscribe for shares of our common stock.

The first paragraph of the “Plan of Distribution — Subscription Process” section beginning on page 172 of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

To purchase shares of our common stock in this offering, you must complete and sign a subscription agreement similar to the one contained in this prospectus as Exhibit B. After you become a stockholder, you may purchase additional shares of our common stock by completing and signing an additional investment subscription agreement similar to the one contained in this prospectus as part of Exhibit B. You should pay for your shares of our common stock by delivering a check for the full purchase price of the shares of our common stock, payable to “Grubb & Ellis Healthcare REIT II, Inc.” You should exercise care to ensure that the applicable subscription agreement is filled out correctly and completely. By executing the subscription agreement, you will attest that you meet the minimum income and net worth standards we have established.

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